

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2017

Lisa Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

      Re: Jaguar Health, Inc.
          Registration Statement on Form S-3
          Filed August 29, 2017
          File No. 333-220236

Dear Ms. Conte:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed August 29, 2017

Selling Shareholders, page 20

1.   Please expand the disclosure in this section regarding Invesco. In that regard, please disclose the material terms of the transaction in which selling stockholders acquired securities from you or any predecessor or affiliate in the past three years to disclose the material terms of that transaction, including the date of the transaction and the nature and amount of consideration.

<u>General</u>

2.   Please disclose how you calculated the public float, including how you determined the number of shares held by officers and directors of the company, 10% or greater shareholders, and the selling shareholders.

3.   Please confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling shareholder, please identify it in the prospectus as an underwriter. Also, disclose the Item 507 of Regulation S-K information about any persons (entities or natural persons) who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates within the past three years. In such case, please identify each such person and describe the nature of any relationships. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretations 140.02.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey Gabor at 202-551-2544 or Christopher Edwards at 202-551-6761 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Michael Lee